www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/05/12: UMC will attend investor conferences on 2025/05/19

99.2 Announcement on 2025/05/12: UMC will attend investor conferences on 2025/05/21~2025/05/23

Exhibit 99.1

UMC will attend investor conferences on 2025/05/19

1. Date of institutional investor conference: 2025/05/19

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “TechNet Taiwan 2025”, held by Goldman Sachs.

5. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2025/05/21~2025/05/23

1. Date of institutional investor conference: 2025/05/21~2025/05/23

2. Time of institutional investor conference: 03:00 PM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “2025 Taiwan Tech Conference”, held by Citi.

5. Any other matters that need to be specified: None